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                                                   ----------------------------
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                                                   hours per response.....14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 4)* *

                               Landec Corporation
                 ______________________________________________
                                (Name of Issuer)

                                  Common Stock
                 ______________________________________________
                         (Title of Class of Securities)


                                    514766104
                 ______________________________________________
                                 (CUSIP Number)


                                 January 1, 2001
                 ______________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[___]     Rule 13d-1(b)

[___]     Rule 13d-1(c)

[ X ]     Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                SCHEDULE 13G
                                ------------
ISSUER: Landec Corporation                                 CUSIP No.: 514766104
------                                                     ---------
________________________________________________________________________________

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
          .....................................................................
________________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................

            (b) ................................................................
________________________________________________________________________________
    3.     SEC Use Only
________________________________________________________________________________
    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
________________________________________________________________________________
Number of Shares  5. Sole Voting Power        1,341,527  (includes Options for
Beneficially                                              34,710 shares)
Owned by Each                                 ..................................
Reporting Person  ______________________________________________________________
With:             6. Shared Voting Power      ..................................
                 ______________________________________________________________
                  7. Sole Dispositive Power    1,341,527  (includes Options for
                                                           34,710 shares)
                 _______________________________________________________________
                  8. Shared Dispositive Power  .................................
________________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                1,341,527  (includes Options for 34,710 shares)
                                ...............................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
11.       Percent of Class Represented by Amount in Row (9) 8.3%
                                                            ...................
________________________________________________________________________________
12.       Type of Reporting Person (See Instructions)
________________________________________________________________________________
CO
 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

________________________________________________________________________________

                               Page 2 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------



PRELIMINARY NOTE:    The information set forth in Item 2 herein has been
----------------     adjusted to reflect a change in the name an
                     controlling persons  of the Reporting Person.

ITEM 1.
              (a)   NAME OF ISSUER:
                    -----------------------
                    Landec Corporation

              (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    -------------------------------------------------------

                    3603 Haven Avenue
                    Menlo Park, California  94025

ITEM 2.       (a)   NAME OF PERSON FILING:
                    ------------------------------

                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

              (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    1221 Avenue of the Americas
                    New York, New York  10020

              (c)   CITIZENSHIP:
                    --------------------

                    Delaware


              (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    -------------------------------------------------

                    Common Stock


              (e)   CUSIP Number:
                    -------------

                    See top of cover page


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP

            (a) Amount Beneficially Owned:

                1,341,527

               This amount includes the following shares issuable upon the exercise by Mitchell Blutt, M.D. and Damion E. Wicker, M.D., directors of the Issuer, of options granted to them by the
               Issuer: (i) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/48 monthly from December 14, 1993 so long as Dr. Blutt remains a director of the Issuer, (ii) 3,116 shares issuable pursuant to options which became exercisable at a rate of 1/4 at May 25, 1996 and 1/48 per month


                               Page 3 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------

               thereafter so long as Dr. Blutt remains a director of the Issuer,
               (iii) 5,000 shares issuable pursuant to options which became exercisable at a rate of 1/4 at January 26, 1997 and 1/48 per month thereafter as long as Dr. Blutt remains a director of the Issuer, (iv) 3,478 shares issuable pursuant to options granted to Dr. Wicker which are exercisable immediately, and (v) 20,000 shares issuable pursuant to options which are exercisable immediately so long as Dr. Wicker remains a director of the Issuer. Drs. Blutt and Wicker are obligated to exercise each of the foregoing options upon the request of the Reporting Person and are obligated to transfer to the Reporting Person all shares issued upon the exercise of any of the foregoing options.


              (b)   PERCENT OF CLASS:
                    -----------------

                    8.3% (as of December 31, 2000)


              (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    ----------------------------------------------

                    (i)  1,341,527  (includes Options for 34,710 shares)
                    (ii) 1,341,527  (includes Options for 34,710 shares)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable


                               Page 4 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001

                                       J.P. MORGAN PARTNERS (SBIC), LLC


                                       By: /s/ Jeffrey C. Walker
                                       ------------------------------
                                           Name:    Jeffrey C. Walker
                                           Title:   President





                               Page 5 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------

                                  EXHIBIT 2(a)




ITEM 2.  IDENTITY AND BACKGROUND.


                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



                               Page 6 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------


                                                                      SCHEDULE A
                                                                      ----------
                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------
                             EXECUTIVE OFFICERS(1)
                             ---------------------



President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D. *
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr. *
Managing Director                             W. Brett Ingersoll*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D. *
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr. *
Managing Director                             Susan L. Segal*
Managing Director                             Kelly Shackelford*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr. *
Managing Director                             Damion E. Wicker, M.D. *
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Caroll**
Assistant Secretary                           Denise G. Connors**

--------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------





                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*









----------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------


                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                              ---------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**
Assistant Secretary                        Denise G. Connors**


--------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 9 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------



                                  DIRECTORS(1)
                                  ------------

                              William B. Harrison**
                               Jeffrey C. Walker*











--------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 10 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------

                                                                     SCHEDULE C
                                                                     ----------
                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

 Chairman of the Board                                 Douglas A. Warner, III*
 President and Chief Executive Officer                 William B. Harrison Jr. *
 Vice Chairman                                         Geoffrey T. Boisi*
 Vice Chairman                                         David A. Coulter*
 Managing Director                                     Ramon de Oliveira*
 Vice Chairman                                         Walter A. Gubert*
 Director of Human Resources                           John J. Farrell*
 Managing Director                                     Thomas B. Ketchum*
 Director of Corporate Marketing and Communications    Frederick W. Hill*
 Vice Chairman                                         Donald H. Layton*
 Vice Chairman                                         James B. Lee Jr. *
 General Counsel                                       William H. McDavid*
 Vice Chairman                                         Marc J. Shapiro*
 Managing Partner                                      Jeffrey C. Walker**

                                  DIRECTORS(1)
                                  ------------


NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                    Chairman of the Board
                                    Chief Executive Officer
                                    Deere & Company
                                    One John Deere Place
                                    Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel                    Chairman and Chief Executive Officer
                                    Bechtel Group, Inc.
                                    P.O. Box 193965
                                    San Francisco, CA 94119-3965
--------------------------------------------------------------------------------

------------------

(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                               Page 11 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Landec Corporation                                 CUSIP NO.: 514766104
------                                                     ----------


NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.               President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, New York 10019
-------------------------------------------------------------------------------
Lawrence A. Bossidy                 Chairman of the Board
                                    Honeywell International
                                    P.O. Box 3000
                                    Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
M. Anthony Burns                    Chairman of the Board and
                                    Chief Executive Officer
                                    Ryder System, Inc.
                                    3600 N.W. 82nd Avenue
                                    Miami, Florida  33166
-------------------------------------------------------------------------------
H. Laurence Fuller                  Co-Chairman
                                    BP Amoco p.l.c.
                                    1111 Warrenville Road, Suite 25
                                    Chicago, Illinois 60563
-------------------------------------------------------------------------------
Ellen V. Furter                     President
                                    American Museum of Natural History
                                    Central Park West at 79th Street
                                    New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III                President and Chief Executive Officer
                                    The College Fund/UNCF
                                    9860 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.            President and Chief Executive Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, New York 10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                    Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    919 Third Avenue - Room 29-72
                                    New York, New York 10022
-------------------------------------------------------------------------------
Lee R. Raymond                      Chairman of the Board and Chief
                                     Executive Officer
                                    Exxon Mobil Corporation
                                    5959 Las Colinas Boulevard
                                    Irving,TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                    Chairman, President and Chief Executive
                                     Officer
                                    American Home Products Corporation
                                    5 Giralda Farms
                                    Madison, New Jersey 07940
-------------------------------------------------------------------------------
Lloyd D. Ward                       Former Chairman of Board and Chief Executive
                                     Officer of Maytag
                                    13338 Lakeshore Drive
                                    Clive, Iowa  50325
-------------------------------------------------------------------------------
Douglas A. Warner III               Chairman of the Board
                                    J.P. Morgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York  10017
-------------------------------------------------------------------------------
Marina v.N. Whitman                 Professor of Business Administration
                                     and Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------

                               Page 12 of 12 Pages